EXHIBIT F

Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134

April 9, 2008

Simtek Corporation

4250 Buckingham Drive, Suite 100

Colorado Springs, CO 80907

Attn: Board of Directors

Gentlemen:

On behalf of Cypress Semiconductor Corporation (“Cypress”), we are pleased to submit a proposal for the acquisition by Cypress of Simtek Corporation (“Simtek”).

Subject to the completion of its business, financial and legal due diligence and other customary conditions to closing, Cypress is proposing to purchase all of the outstanding equity securities of Simtek not currently owned by Cypress for $2.20 per share. This purchase price would be paid in cash, except in the case of options to purchase Simtek common stock which would be assumed by Cypress. In addition, as discussed with representatives of Simtek, this purchase price assumes the conversion into shares of Simtek Common Stock of all outstanding convertible debentures held by Renaissance Capital Growth and Income Fund III, Inc., Renaissance US Growth Investment Trust PLC and US Special Opportunities Trust PLC, at a conversion price of $2.20 per share.

We look forward to exploring ways to preserve Simtek’s culture and to create incentives for the future contributions of its talented management team and other employees key to Simtek’s success. Obviously, we will want to work together with Simtek’s management in formulating suitable compensation plans and targets, as well as plan regarding the integration of Simtek’s operations into those of Cypress.

We look forward to hearing from you soon.

Sincerely,

Cypress Semiconductor Corporation

By:	/s/ Ahmad Chatila
Ahmad Chatila, Executive Vice President